GL&T
Grice, Lund and Tarkington LLP
Certified Public Accountants

LETTERHEAD


July 18, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                               REMEDENT USA, INC.

We have read the Changes in and Disagreements with Accountants which is included as Item 3 in Remedent USA, Inc.'s Form 10-SB dated June 30, 2000 and are in agreement with the statements contained therein, with the following exception.

We did not prepare the 1998 (year ended March 31, 1999) tax returns for the Company.

In addition we resigned from the engagement February 1, 1999 upon releasing the September 30, 1998 financial statements. We resigned because Remedent USA, Inc. went public October 1998 and we do not provide services to publicly-held companies.



/s/
Grice, Lund and Tarkington, LLP




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